FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2003

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant’s principal executive office)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___________

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

1.	Form D2 – Notification of Changes of Secretary and Directors was filed with Hong Kong Companies Registry on 12 August 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP HOLDINGS LIMITED

By: /s/ April Chan

Name: April Chan Title: Deputy Company Secretary

Date: 12 August 2003

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